EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

November 18, 2005

TSX Venture Exchange Symbol:  EMR

U.S. Other:  EGMCF.PK

U.S. 20-F Registration:  000-51411

EMGOLD ATTENDS INTERNATIONAL

 PRECIOUS METALS AND COMMODITIES FAIR

Emgold Mining Corporation (EMR: TSX-V) (the “Company”) is pleased to announce the Company will be attending the International Precious Metals and Commodities Fair as an exhibitor. The Fair is being held in Munch, Germany on November 18th and 19th.

The Fair is a significant precious metals investor show which is expected to be attended by a broad cross section of European institutional and retail investors specifically interested in junior mining and exploration companies. Representing Emgold will be Mr. Bill Witte, President and CEO and Ms. Shannon Ross, CFO. In addition Mr. Witte will be giving a corporate presentation on behalf of Emgold during the Fair.

“Attending the International Precious Metals and Commodities Fair is another step in raising the Company’s profile in the investment community”, said Mr. Bill Witte, President and CEO. “Traditionally European investors have shown a strong interest in junior mining and exploration companies and it is important that Emgold begin enhancing its investment profile in Europe.”

For more information about Emgold, the Idaho-Maryland Project, the Ceramext™ Process and the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com.

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor

Manager, Investor Relations

Tel:  (604) 687-4622 Fax:  (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.